[Gap Inc. letterhead]

June 25, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Brigitte Lippmann

Re: The Gap, Inc.
Form 10-K for Fiscal Year Ended January 31, 2015
Filed March 23, 2015
File No. 001-07562

Dear Ms. Lippmann:

As we discussed on June 25, 2015, The Gap, Inc. (the “Company”) has requested an extension until July 23, 2015 to respond to the comments set forth in the Staff’s letter dated June 24, 2015 in connection with the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2015.

If you have any questions regarding this extension request, please contact me at (415) 427-2802.

Very truly yours,

/s/ Marie Ma

Marie Ma
Corporate Counsel, Gap Inc.